

June 23, 2015

Via E-mail
Derek Peterson
President and Chief Executive Officer
Terra Tech Corp.
4700 Von Karman, Suite 100
Newport Beach, California 92660

    Re: **Terra Tech Corp.**
            Form 10-K for the Fiscal Year Ended December 31, 2014
            Filed March 27, 2015
            File No. 000-54258

Dear Mr. Peterson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant